6-30-01

849398

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02017392

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rules 13a- 16 or 15d- 16 of the Securities Exchange Act of 1934

For the period ended: June 30, 2001

Commission file number: 0-17630

CRH public limited company

(Exact name of Registrant as specified in its charter)

Republic of Ireland
(Jurisdiction of incorporation or organization)

Belgard Castle, Clondalkin, Dublin 22
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓   Form 40-F ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ✓

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the registration statement on Form F-3 (File no. 333-13648) of CRH America, Inc. and CRH plc and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

CRH plc AND SUBSIDIARY COMPANIES

ITEM 1: SUMMARY SELECTED FINANCIAL DATA

Six months data

The following selected consolidated historical financial data for the six-month periods ended June 30, 2001 and June 30, 2000 have been derived from CRH plc's Condensed Consolidated Financial Statements for the six months ended June 30, 2001 included elsewhere in this Report. The Condensed Consolidated Interim Financial Statements are unaudited and are prepared in accordance with Irish GAAP, which differs in certain significant respects from U.S. GAAP. Details of the principal differences between Irish GAAP and U.S. GAAP are set out in Note 11 of the Notes to the Condensed Consolidated Financial Statements included herein. The following selected financial data should be read in conjunction with and are qualified in their entirety by reference to such Condensed Consolidated Financial Statements including the notes thereto.

CONSOLIDATED INCOME STATEMENT DATA			
Six months ended June 30	2001 (a)	2001	2000
(Amounts in millions, except per share data)	U.S.$		
Amounts in accordance with Irish GAAP	(unaudited)	(unaudited)	(unaudited)
Net sales, including share of joint ventures	3,810.1	4,496.2	3,645.7
Operating income	220.5	260.2	247.9
Income before interest expense, including share of joint ventures	238.0	280.9	260.8
Income before tax and minority shareholders' interest	157.5	185.9	180.2
Taxes on income	44.1	52.0	50.5
Net income attributable to ordinary shareholders	113.3	133.7	128.5
Income before financing costs as a percentage of net sales	6.25%	6.25%	7.15%
Net income per Ordinary Share (b)	23.18¢	27.36¢	29.83¢
Diluted net income per Ordinary Share (b)	22.96¢	27.09¢	29.49¢
Dividends per Ordinary Share outstanding (b)	5.72¢	6.75¢	6.10¢
Average number of Ordinary Shares outstanding (b)	488.6	488.6	430.8
Approximate amounts in accordance with U.S. GAAP			
Net income attributable to ordinary shareholders	110.2	130.1	136.7
Net income per Ordinary Share (b)	22.57¢	26.63¢	31.73¢
Diluted net income per Ordinary Share (b)	22.34¢	26.36¢	31.37¢
Dividends per Ordinary Share (b)	12.43¢	14.67¢	12.84¢
Average number of Ordinary Shares outstanding (b)	488.6	488.6	430.8

CONSOLIDATED BALANCE SHEET DATA			
As at June 30	2001 (a)	2001	2000
(Amounts in millions, except debt ratio)	U.S.$		
Amounts in accordance with Irish GAAP	(unaudited)	(unaudited)	(unaudited)
Intangible assets - goodwill	900.3	1,062.4	807.8
Property, plant and equipment	4,391.5	5,182.3	4,061.2
Investments	127.6	150.6	88.4
Net current assets (c)	1,231.6	1,453.4	1,038.7
Net assets	3,843.6	4,535.8	2,412.3
Total assets	9,233.3	10,896.0	8,223.7
Long-term debt	2,652.7	3,130.4	2,544.8
Net debt (d)	2,091.8	2,468.5	2,905.0
Ordinary shareholders' equity	3,820.3	4,508.3	2,382.0
Debt ratio (e)	54.8%	54.8%	122.0%
Capital stock	149.8	176.8	133.9
Number of Ordinary Shares at June 30 (b)	519.9	519.9	432.3
Approximate amounts in accordance with U.S. GAAP			
Total assets	9,651.4	11,389.4	8,664.2
Ordinary shareholders' equity	4.223.6	4,984.2	3,564.7

OTHER DATA			
Six months ended June 30	2001 (a)	2001	2000
(Amounts in millions)	U.S.$		
Expenditure on acquisitions and investments	379.9	448.3	900.3
Expenditure on property, plant and equipment	209.1	246.8	222.0

(a) The translation from euro into U.S. Dollars has been made at the rate of € 1.00 to U.S.$0.8474, the noon buying rate from the Federal Reserve Bank of New York as of June 30, 2001.

(b) Net income per share, dividends per share and the number of shares for the six-month periods ended June 30, 2001 and June 30, 2000 have been adjusted in respect of the bonus element of the March 2001 Rights Issue.

(c) Net current assets comprise accounts receivable, prepayments and inventories less accounts payable and accrued liabilities.

(d) Net debt is calculated as the sum of long-term debt and bank loans and overdrafts, less cash.

(e) Debt ratio represents net debt as a percentage of ordinary shareholders' equity.

ITEM 2: RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out CRH plc's consolidated ratios of earnings to fixed charges for each of the fiscal years 1996 through 2000 and for the six months ended June 30, 2000 and 2001. The information for the fiscal years 1996 through 2000 as well as the information for the six months ended June 30, 2000 and 2001 has been calculated in accordance with Irish GAAP and U.S. GAAP.

CRH plc	**Six months* ended June 30**		**Year ended December 31,**				
	2001	**2000**	**2000**	**1999****	**1998**	**1997**	**1996**
In accordance with Irish GAAP	2.2	2.3	3.3	4.9	3.8	3.7	3.9
In accordance with U.S. GAAP	2.2	2.3	3.4	4.9	3.6	3.6	3.9

* The earnings of CRH are seasonally biased as the larger portion of profits arise in the second half of the calendar year. In the years from 1996 to 2000 income before interest expense in the first half varied between 27% and 30% of the full year results. As fixed charges are more evenly spread during the calendar year, the ratio of earnings to fixed charges in the first half is normally below the ratio of earnings to fixed charges for the full year. As of December 31, 2001, the consolidated ratio of earnings to fixed charges for CRH plc, in accordance with Irish GAAP, was 3.8.

** The ratio for 1999 has been calculated including the effect of exceptional items which resulted in a net gain of 64.2 million in accordance with Irish GAAP and 91.4 million in accordance with U.S. GAAP. Excluding this effect, the ratio of earnings to fixed charges in 1999 would have been 4.5 times in accordance with Irish GAAP and 4.3 times in accordance with U.S. GAAP. The reduction in the ratio of earnings to fixed charges from 1999 to 2000 reflects the exceptional net gain of 64.2 million which arose in 1999 and the impact of CRH's continuing acquisition expenditures.

The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees.

The fixed charges were calculated by adding interest expensed, discounts and expenses related to indebtedness and an estimate of the interest within rental expense. Preference security dividend requirements of consolidated subsidiaries were not included in the calculation of fixed charges because, as of June 30, 2001, there were no preference security dividends in any of the consolidated subsidiaries of CRH plc. In August 2001, CRH completed its acquisition of a 25% stake in the Mashav group in Israel which was partly financed by the sale of €109.1 million preferred shares that were issued to FIBI Investment House plc by a wholly-owned subsidiary of CRH plc.

CRH plc AND SUBSIDIARY COMPANIES

ITEM 3: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements of CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") for the six months ended June 30, 2001 and 2000, which are unaudited and which appear elsewhere in this Form 6-K, and with the Consolidated Financial Statements and related notes included in CRH plc's Annual Report on Form 20-F/A for the year ended December 31, 2000.

These unaudited Condensed Consolidated Financial Statements have been prepared in accordance with Irish GAAP, which are consistent with U.K. GAAP but which differ in certain significant respects from U.S. GAAP. A discussion of the significant differences between Irish GAAP and U.S. GAAP, which affect the unaudited Condensed Consolidated Financial Statements of CRH, is set forth below in Note 11 of the Notes to the unaudited Condensed Consolidated Financial Statements.

Analysis of results

The growth in sales, income before interest expense and income before tax in the first six months of 2001 ("H1 2001") compared with the six months ended June 30, 2000 ("H1 2000") is analyzed below:

		Exchange translation effects	Incremental effect in H1 2001 of acquisitions & investments completed during		Trading impact of business disposal	Share issues	Ongoing		*H1 2001 change v. H1 2000*
	H1 2000	**H1 2001**	**2000**	**H1 2001**	**H1 2001**	**H1 2001**	**H1 2001**	**H1 2001**	
		(i)	*(ii)*		*(iii)*	*(iv)*	*(v)*		
€ million									
Net sales	**3,646**	150	550	100	(15)	-	65	**4,496**	*+23%*
Income before interest	**261**	8	9	13			(10)	**281**	*+8%*
Net interest expense	**(81)**	(4)	(31)	(6)	-	21	6	**(95)**	*+18%*
Income before tax	**180**	4	(22)	7	-	21	(4)	**186**	*+3%*
% change in Income before tax		*+2%*	*(12%)*	*+4%*	-	*+11%*	*(2%)*	*+3%*	

(i) Exchange translation effects
Exchange translation effects in the first six months of 2001 arising from the +7% strengthening of the U.S. Dollar versus the euro had a positive impact of 4 million on income before tax compared with the first half of 2000.

(ii) Incremental impact of acquisitions
Acquisitions completed during 2000 - primarily the Jura Group (acquired November 2000) and the rooflight operations of Yule Catto (acquired May 2000) in Europe and The Shelly Group (acquired February 2000) and Dolomite (acquired June 2000) in the United States - contributed incremental sales of €550 million in the first six months of 2001. The inclusion of first-time winter trading losses of circa €15 million from 2000 acquisitions in the Americas- Materials Division (principally the Shelly Group), together with higher goodwill amortization and financing costs, resulted in a negative

overall contribution at the income before tax level from 2000 acquisitions in the period. The 2001 acquisitions impact reflects the post-acquisition results of New Jersey-based Mount Hope Rock Products (acquired in April 2001) and of over 20 small to medium-sized deals in Europe and North America.

(iii) Impact of business disposal
The €15 million reduction in first half 2001 sales relates to the closure during 2000 of the Price & Pierce timber trading activity in Britain. This closure had no incremental impact on income for the period.

(iv) Share issues
Incremental interest income on the proceeds of €345 million from the 5% share placing in September 2000, and from the 1 for 4 Rights Issue in March 2001 which raised approximately €1.1 billion (net of expenses), amounted to approximately €21 million.

(v) Ongoing operations
Income before tax for ongoing activities declined by €4 million compared with the first six months of 2000, reflecting difficult trading conditions in some mainland European countries, primarily Germany, Finland and Poland.

Goodwill amortization for the six months to June 30, 2001 amounted to €27.1 million (2000: €17.7 million) reflecting the incremental impact of acquisitions completed in 2000 and in the first half of 2001.

Net interest expense for the period amounted to €95.0 million (H1 2000: €80.6 million), an increase €14.4 million (+17.9%), reflecting the financing costs of the significant 2000 and first half 2001 development activity, partly offset by interest income on the share issues in September 2000 and March 2001. Interest cover, based on income before interest expense, depreciation and amortization (EBITDA) divided by net interest expense, was 5.4 times for H1 2001, in line with H1 2000 and compared with 6.7 times for full year 2000. Interest cover, based on income before interest (EBIT) divided by net interest expense, was 3.0 times for H1 2001, compared with 3.2 times for the corresponding period last year and 4.6 times for full year 2000.

Taxation as a percentage of income before taxes at 28.0% was in line with the first six months of 2000.

Net income attributable to ordinary shareholders for H1 2001 amounted to €133.7 million, an increase of 4.0% over H1 2000 net income of €128.5 million.

Following the March 2001 Rights Issue, the average number of shares in issue for the six months to June 30, 2001 increased by 13.4% to 488.6 million (2000: 430.8 million, as adjusted for the bonus element of the Rights Issue). All prior year comparative per share amounts have been restated for the bonus element of this Rights Issue. Earnings per share before goodwill amortization for the period, at 32.91c, fell by 3.0% compared with adjusted 2000 H1 earnings of 33.94c per share.

Spending on acquisitions and investments in the first half of 2001 amounted to €515 million (2000: €931 million) and includes expenditure of €154 million on Mount Hope Rock Products in North America. The remaining €361 million includes the cost of over 20 small to medium-sized deals in Europe and North America. Proceeds from disposal of fixed assets and from the transfer of CRH's wholly-owned Vebofoam expanded polystyrene business to the Gefinex Jackon joint venture amounted to €52 million.

Capital expenditure for the first half of 2001 amounted to €246.8 million (H1 2000: €222.0 million) and includes approximately €70 million on projects to expand existing capacity across the Group's operations.

Debt net of cash amounted to €2,468.5 million at June30, 2001, compared with €2,619.8 million at December 31, 2000 and €2,905.0 million at June 30, 2000. Due to the reduction in net debt and the increase in shareholders' funds following the March 2001 and September 2000 share issues, the Group's ratio of debt to ordinary shareholders' equity of 54.8% at June 30, 2001 was 30.4 percentage points lower than at year-end 2000 (85.2%), and 67.2 percentage points lower than at June 30, 2000 (122.0%).

The Board of Directors of CRH plc announced an interim dividend of 6.75c per share, an increase of 10.7% on the 2000 interim dividend (adjusted for the bonus element of the March 2001 Rights Issue) of 6.10c. Dividends will be paid on November 9, 2001 to shareholders registered at the close of business on September 14, 2001.

Detailed review of businesses

Note 2 of Notes to the unaudited Condensed Consolidated Financial Statements shows for CRH's last two fiscal periods ending June 30 (a) a geographical analysis of total net sales and income before interest expense, including share of joint ventures by destination (i.e. market), (b) a geographical analysis of total net sales and income before interest expense, including share of joint ventures by origin and (c) total net sales and income before interest expense, including share of joint ventures attributable to each class of business, together with certain additional information relating to each class of business and geographical area. In the discussion of the results of business operations by geographical area below, all references to sales and income before interest expense are on a segmental basis (see Note 11 Segmental Analysis – Information required by SFAS 131). The seven reportable segments within the meaning of SFAS 131 are set out below:

Division	Reportable Segments
The Americas – Products & Distribution	Products Distribution
The Americas – Materials	Materials
Europe – Materials	Republic of Ireland Other
Europe – Products & Distribution	Products Distribution

The Americas - Products & Distribution

In the six-month period ending June 30, 2001, the Americas - Products & Distribution Division was the largest contributor to Group net sales and Group income before interest expense.

First half 2001 overview for the Division

Against a backdrop of frequent reductions in interest rates, problems in the utility sector in California and weakness in the telecommunications sector on a national basis, overall U.S. construction activity in the first half of 2001 remained relatively flat compared with the corresponding period in 2000. South American economies have experienced a difficult year to date especially in Argentina where deflationary conditions have persisted and construction activity has declined accordingly.

Within this environment, the Division maintained its strong cost reduction focus, and continued its programs of selective capital expenditure and strategic acquisitions. The Division comprises two reportable segments: Products and Distribution.

Products *(this segment comprises four groups: Architectural Products, Glass, Precast and South America)*

% of CRH	Results for first half 2001		Change v. first half 2000		Due to: FX rates (1)	Acquisitions (2)	Other (3)
26%	Net sales	**€ 1,158 m**	up € 285 m	(+33%)	+€61m	+€204m	+€20m
43%	Income before interest expense (EBIT)	**€ 121 m**	up € 8m	(+7%)	+€8m	+€16m	-€16m
	EBIT/sales margin	**10.4%**					

1. *The U.S. Dollar was on average 7% stronger against the euro in H1 2001 when compared with H1 2000.*
2. *Margins in businesses acquired during 2000 and in H1 2001 were on average lower than existing businesses. The sales impact arises principally on acquisitions completed by the Precast, Architectural Products and Glass Groups in 2000 and 2001.*
3. *Tougher trading conditions resulted in a decline in margins and income in underlying activities.*

Architectural Products Group ("APG")

Although order backlogs continued strong during the first half of 2001, mixed weather conditions and economic uncertainty resulted in a varied pattern of order drawdown. Furthermore, plant start-ups (principally the large pallet paver plants in Tennessee, Massachusetts and Pennsylvania), increases in the cost of natural gas and declines in shipping volumes in the Glen-Gery clay brick operations impacted overall APG profitability; despite these factors, the group reported increased sales and income during the period due to the incremental impact of 2000 and first half 2001 acquisitions.

Five acquisitions were completed by APG during the first six months of 2001, and the group also bought out the 35% minority shareholding in its Groupe Permacon business in Canada in this period. Big M of Culpeper, a manufacturer of concrete and garden products based in Culpeper, Virginia, was acquired in February, while in March an exclusive license to manufacture patented segmental retaining wall products in North and South Carolina, Georgia, Florida and eastern Tennessee was secured through the purchase of Best Block South. The group's presence in the southern states was further strengthened in May with the acquisition of three block plants in the Carolinas previously owned by Unicon Concrete. Meanwhile, APG continued to increase its penetration of the homecenter and hardscapes markets in Canada with the acquisition in March of Blue Circle Masonry Canada, a producer of concrete block and architectural products and in April of Décor Precast, a leading producer of homecenter and masonry products, both of which are based in Ontario.

Glass Group

The Glass Group continued to perform well despite softness in some regional markets. However, first half 2001 performance benefited from the first-time inclusion of the trading results of Hoffer's, the Wisconsin-based fabricator and distributor of residential and commercial glass which was acquired in September 2000, and overall sales and income increased compared with first half 2000.

Precast Group

The Precast Group was adversely impacted by difficulties in the telecommunications sector in certain regions and in the electrical utility market in California. While sales in the first half of 2001, aided by the incremental impact of 2000 acquisitions, were ahead of the corresponding period last year, lower margins in ongoing operations resulted in a slight decline in income for the period compared with a strong first half 2000.

The Precast Group completed two acquisitions in the first half of 2001. In January, selected assets of New Basis in Toccoa, Georgia, were purchased expanding the product range and increasing market coverage in the strategically significant Georgia, Tennessee and Carolinas markets. In June, the group established its first significant position in the sanitary and storm manhole markets in the Northeast with the acquisition of certain assets of AFCO, a precast concrete producer based in Long Island.

South America

Argentina The sharp decline in construction activity that materialized in 2000 as a result of recession and political uncertainty continued into the first half of 2001. Superglass, the leading glass temperer in Argentina, reported a small net loss in the first six months of 2001, while clay products group Canteras Cerro Negro reported an improvement in net income despite the difficult market conditions reflecting the continued implementation of cost reduction and best practice initiatives.

Chile Initiatives undertaken in 2000 to develop new products and reduce the cost base of Vidrios Dell Orto, the leading glass fabricator in Chile in which the group has a 50% stake, yielded a marginal improvement in profitability in the first half of 2001 on static sales.

Distribution

% of CRH	**Results for first half 2001**		*Change v. first half 2000*	*Due to: FX rates (1)*	*Acquisitions (2)*	*Other (3)*
8%	Net sales	**€ 390 m**	Up € 48 m (+14%)	+€24m	+€24m	-
1%	Income before interest expense (EBIT)	**€ 4 m**	Up € 0.2m (+5%)	+€0.3m	+€0.9m	-€1.0m
	EBIT/sales margin	**1.1%**				

1. *The U.S. Dollar was on average 7% stronger against the euro in H1 2001 compared with the same period in 2000.*
2. *Margins in businesses acquired during 2000 were on average higher than existing businesses.*
3. *Other decline reflects some pressure on margins in the seasonally less profitable first half.*

The Distribution segment of the Americas - Products & Distribution Division, which is comprised solely of Allied Building Products and does all its business in the United States, reported marginally increased net income in its seasonally less profitable first half, primarily as a result of the incremental impact of acquisitions completed in 2000. Margins in the underlying operations fell in tough trading conditions in certain markets.

Allied's markets are predominantly focused on the replacement of roofing and siding products, and its activities are mainly in the northern tier states of the United States. Four successive mild winters in the northern states have reduced the rate of roof replacement as demonstrated by static underlying sales.

The Americas – Materials

In the six-month period ending June 30, 2001, the Americas - Materials Division was the third largest contributor to Group net sales.

First half 2001 overview

Market demand generally in the first half of 2001 reflected the ongoing gradual pick-up in TEA-21 (Transportation and Equity Act for the 21st Century) funded activity. Better pricing and lower bitumen costs resulted in underlying gains compared with first half 2000, but these benefits were largely offset by the first-time inclusion of winter losses from acquisitions completed during 2000, principally The Shelly Group (acquired February 2000). Overall, the traditional first half loss in the Materials Division was lower than in 2000.

TEA-21 has helped to support the highway construction market, the primary end-use for the Division. The funds from the TEA-21 highway program are supplemented at the state level through additional gas taxes, borrowings and general tax receipts. In 2001 to date, TEA-21 funding has been in line with CRH's expectations, but reductions in state funding in the New York market and the diversion of maintenance monies to large projects in several other states have offset some of the benefits.

% of CRH	**Results for first half 2001**		*Change v. first half 2000*	*Due to: FX rates (1)*	*Acquisitions (2)*	*Other (3)*
23%	Net sales	**€ 1,032 m**	up € 188 m (+22%)	+€59m	+€104m	+€25m
(6)%	Loss before interest expense (EBIT)	**€ (15) m**	down € 4 m (n/m)	-€1m	-€10m	+€15m
	EBIT/sales margin	**(1.5)%**				

n/m = not meaningful

1. *The US dollar was on average 7% stronger against the euro in H1 2001 compared with the same period in 2000.*
2. *Reflects first-time inclusion of winter losses of €10m for 2000 acquisitions (mainly Shelly).*
3. *H1 2000 income was impacted by under-recovery of cost price increases, primarily with respect to energy prices. This did not recur in H1 2001 resulting in an improvement in underlying margins compared with 2000.*

Northeast

Markets in the Northeast generally saw strong activity levels, with overall sales and results better than 2000, aided by contributions from acquisitions in 2000 and in H1 2001.

Pike Industries' sales and income were ahead of first half 2000, with the impact of poor weather and a lack of activity in Massachusetts (as monies continue to be diverted to the "Big Dig" project) being more than offset by strong paving activity and asphalt margins towards the end of the second quarter. In March, Pike acquired Fuller Sand and Gravel, a producer of aggregates and asphalt based in Vermont.

Tilcon New York, which serves New York City, southern New York State and New Jersey, enjoyed strong aggregate volumes and prices in H1 2001. The addition of Mount Hope Rock Products, a New Jersey-based aggregates, asphalt and paving company, at the end of April also contributed to significant improvements in sales and income for this group. Market conditions for Tilcon Connecticut were difficult in the first six months of 2001. Margins on aggregate sales were lower than in 2000 and asphalt and construction sales were weak.

Sales in upstate New York State increased significantly in H1 2001, largely due to the first-time inclusion of Dolomite (acquired in June 2000). Underlying margins improved, and income for the period was ahead of last year in spite of traditional first half losses at Dolomite.

The Mid-Atlantic group in Pennsylvania and Delaware increased sales due to strong volumes in aggregates and concrete; margins were however negatively impacted by higher repair costs and income declined slightly in the period.

West

The Mountain states, which suffered throughout 2000 from intense competition, a declining residential sector and high energy costs, remained depressed in H1 2001. A number of strategic acquisitions were completed in Salt Lake City during the six months, strengthening the group's existing operations in this area. Foss Lewis and Sons Construction, an aggregates company with a quarry immediately adjacent to the existing Staker facility, was acquired in February. In April, two quarries, one asphalt plant and seven readymixed concrete plants were acquired from U.S. Aggregates. In May, the Division acquired the assets and readymixed concrete operations of Hanson America in Salt Lake City. Overall sales and income for this region increased, principally due to the impact of acquisitions.

The operations in the Northwest performed well, recording increases in both sales and income versus the corresponding period in 2000. In May, the Division acquired Wenatchee Sand & Gravel and Central Washington Concrete, the largest producers and suppliers of construction aggregate in north central Washington.

Midwest

In the Midwest, the Thompson-McCully operations in Michigan benefited from better demand, as its asphalt operations recovered market share lost to concrete in 2000. In February, Thompson-McCully acquired Klett Construction, a paving contractor in southwest Michigan. Overall sales and income for the first six months of 2001 were ahead of 2000, in spite of the inclusion of winter losses at Klett.

The Shelly Company, a vertically integrated supplier of aggregates and asphalt in Ohio and West Virginia which was acquired by CRH in February 2000, had a difficult first half 2001 in West Virginia where operations were adversely impacted by slower state spending due to a temporary moratorium (which has since been lifted) on letting by the Department of Transportation. In May 2001, Shelly completed its fifth bolt-on deal (since it was itself acquired by CRH) with the acquisition of Tri-County Limestone and Hardin Quarry located near Columbus in Ohio. Total Shelly sales for the half year, including Van Wey which was acquired in July 2000, were well ahead of 2000. However, income was significantly below 2000 mainly due to the first-time inclusion of traditional January/February losses.

Europe – Materials

In the first half of 2001, the Europe - Materials Division was the third largest contributor to Group net sales and the second to Group income before interest expense. This Division is comprised of two reportable segments based on a geographical split, Republic of Ireland and the rest of Europe, referred to as "Other".

Republic of Ireland

First half 2001 overview

Following good growth in the first quarter, general activity levels in the second quarter were more subdued reflecting both the impact of measures to prevent the spread of foot and mouth disease and a decline in residential construction activity. However, the infrastructure sector remained buoyant during the period.

	Results for first half 2001		*Change v. first half 2000*			
					Due to:	
% of CRH				*FX rates*	*Acquisitions (1)*	*Other (2)*
7%	Net sales	**€ 320 m**	up €27 m (+9%)	-	+€4m	+€23m
28%	Income before interest expense (EBIT)	**€ 78 m**	up €20 m (+36%)	-	+€2m	+€18m
	EBIT/sales margin	**24.3%**				

1. Incremental impact in H1 2001 of acquisitions undertaken in 2000.

2. HI 2001 EBIT includes an incremental 13m relating to profit on sale of surplus lands.

Roadstone Dublin and Roadstone Provinces reported increased net sales and net income buoyed by infrastructural demand that more than compensated for the decline in the residential sector. John A. Wood's performance marginally lagged that of the first half of 2000 as a result of delays experienced in the commencement of new construction contracts and infrastructure projects under the National Development Plan.

Irish Cement volumes were slightly ahead of first half 2000, reflecting a marked reduction in the rate of growth experienced in recent years. With no price increases, margins fell and income was slightly below last year.

Premier Periclase Limited suffered from declining demand in the refractory materials market and higher energy costs, and reported a small loss for the period.

Other – Europe

This segment of the Europe - Materials Division comprises operations in the UK, Spain, Poland and Ukraine, Finland and the Baltic states, and since November 2000, Switzerland.

First half 2001 overview

Against the background of significant declines in demand in the Division's markets in both Finland (particularly Helsinki) and Poland, underlying net income for the Other - Europe segment fell sharply in the first six months of 2001. This shortfall was more than offset by the impact of the first-time inclusion of the January to June results of the Jura Group's materials operations (acquired at the end of November 2000).

% of CRH	Results for first half 2001		*Change v. first half 2000*	*Due to: FX rates (1)*	*Acquisitions (2)*	*Other (3)*
12%	Net sales	**€ 528 m**	up € 86 m (+19%)	+€8m	+€75m	+€3m
16%	Income before interest expense (EBIT)	**€ 44 m**	No change	+€1m	+€7m	-€8m
	EBIT/sales margin	**8.4%**				

1. *The exchange rate movements arise principally on the Polish Zloty, which was on average 12% stronger against the euro in the first half of 2001 compared with the same period in 2000.*
2. *Primarily the first-time inclusion of January to June results for the materials activities of the Jura Group, acquired at end-November 2000.*
3. *Decline in net income reflects poor trading in Finland and Poland offset to some extent by improved performance in Spain.*

UK

The Farrans operations in Northern Ireland reported good demand in the infrastructure sector driven by the P.F.I. (Private Finance Initiative) program, which more than compensated for weakness in the residential and commercial sectors. Sales and net income were broadly in line with the first half of 2000.

Spain

Total construction output in Spain is estimated to grow by circa 5.5% in 2001 as a whole matching the level recorded in 2000 - the fifth consecutive year of strong growth in the industry. In this favorable environment, Beton Catalan's sales volumes and prices increased in the first half of 2001 in a continuing strong market for readymixed concrete. Net income remained broadly in line with the first half of 2000 as margins fell slightly due to higher raw material costs.

Poland

Following a number of years of strong growth fuelled largely by foreign direct investment, the Polish economy experienced a significant slowdown in activity as a result of high interest rates, an appreciating currency and the continued implementation of measures to prepare the economy for accession to the EU.

The above factors have severely impacted the construction sector with sharp volume declines only partly offset by some price improvements.

CRH continued its program of downstream investment through the purchase in March 2001 of PRD Budostal, an asphalt and readymixed concrete producer operating in Katowice in southwestern Poland.

Finland/Baltics

The trend of strong economic development witnessed in Finland in recent years did not continue into 2001. Price increases failed to compensate for sharp declines in aggregate and concrete volumes, particularly in the Helsinki market. CRH's cement volumes declined by circa 3% in the first half of 2001 as a result of lower demand in the commercial and residential sectors. As a result of these factors, while sales were broadly in line with 2000, net income declined.

Switzerland

The results for the six months to June 30, 2001 for the Europe - Materials - Other segment reflect the first-time inclusion of the January to June results for the Jura Group's materials activities in Switzerland, which were acquired at end-November 2000. These activities, which are engaged in the production and sale of cement, aggregates and readymixed concrete, reported net sales of €61 million and net income before interest expense of €7.8 million in line with management's expectations.

Europe - Products & Distribution

In the first half of 2001, the Europe - Products & Distribution Division was the second largest contributor to Group net sales and the third largest contributor to Group income before interest expense. The Division is comprised of two reportable segments, Products and Distribution.

First half 2001 overview for the Division

The Division, which has operations in the UK, the Benelux, France, Germany, Ireland and Poland, experienced mixed trading patterns during the first half of 2001. While consumer demand in most countries helped to boost the Division's distribution activities, the clay and concrete operations continued to experience very tough trading conditions resulting in lower margins and significant rationalization costs.

During the first six months of 2001, the Division invested €80 million on six acquisitions and the buyout of the minority interest in an existing subsidiary, and spent a total of €36 million on capital expenditure projects to improve and maintain existing businesses.

Products *(this segment comprises three groups: clay products, concrete products and building products)*

% of CRH	Results for first half 2001		*Change v. first half 2000*	*Due to: FX rates (1)*	*Acquisitions (2)*	*Other (3)*
13%	Net sales	**€ 585 m**	up € 43 m (+8%)	-€3m	+€71m	-€25m
12%	Income before interest expense (EBIT)	**€ 33 m**	down € 17m (-34%)	-	+€3m	-€20m
	EBIT/sales margin	**5.6%**				

1. *Exchange movements relate predominantly to the pound sterling, which was on average 2% weaker against the euro in the first half of 2001 compared with the same period in 2000.*
2. *Relates predominantly to acquisitions in the concrete and building products groups completed in the latter half of 2000.*
3. *Includes once-off rationalization costs of €5.9m and €5.1m loss on disposal of Vebofoam.*

Clay products group

The weakness in the UK housing sector, Ibstock Brick's key market, which was exacerbated by exceptionally wet weather in the early months of the year, resulted in lower brick deliveries. However, price increases (6% ahead of 2000) and efficiency gains helped Ibstock offset the volume declines. In May 2001, Ibstock Brick acquired Kevington Building Products, a specialist clay brick cutting and bonding company operating from four locations in the south of England. The acquisition expanded Ibstock's existing presence in this industry segment and provides an excellent base for further development.

In the Netherlands, conditions in the clay brick industry continued to be difficult, with excess capacity competing for decreasing volumes in an over-supplied market; these factors, combined with the closure in December 2000 of the Echt facility, resulted in declines in sales and net income compared with the first half of 2000.

In Germany, AKA Ziegelwerke suffered from very difficult market circumstances due to a continuation of the general downturn in the German construction market; these circumstances have resulted in volumes and prices being weaker on a year-to-date basis. Rationalization costs totalling €3.5 million were incurred in closing AKA's plant at Hils and should generate substantial cost savings going forward.

CRH Klinkier, the group's operations in Poland, reported increased net sales but marginally reduced net income before interest expense largely reflecting the first-time inclusion of Gozdnica (acquired in November 2000) and the difficulties being experienced in the Polish construction sector.

Concrete products group

Modest improvements in the existing Dutch and Belgian operations and strong initial contributions from recent acquisitions were more than offset by tough trading conditions together with rationalization costs of €2.4 million in France, resulting in a decrease in net income for the concrete products group compared with last year in spite of increased sales.

In the Netherlands, against the background of over-capacity in the paving market and weakness in the new residential sector affecting demand for concrete flooring elements, Struyk Verwo and Dycore performed well registering modest increases in sales and net income.

The Belgian concrete businesses showed a significant increase in net sales and income largely as a result of the first-time inclusion of January to June results for Schelfhout (acquired in December 2000). Underlying businesses Marlux, Remacle and Omnidal recorded modest improvements in sales and net income.

In the U.K., Forticrete's concrete masonry business was adversely impacted by weather conditions resulting in both sales and income trailing the levels reported in the first six months of 2000.

In France, Prefaest, a manufacturer of precast concrete telecoms vault and drainage systems based in Dijon, incurred losses in the first half of 2001 against the background of difficult trading conditions. CRH bought out the remaining 20% shareholding in Prefaest in February, and in April acquired La Société Béton Moulé Industriel, a major supplier of precast concrete products to the utilities sector. The integration of Prefaest and Béton Moulé is currently underway. Also during H1 2001, Marlux decided to close its Magradas facility in France, with related rationalisation costs amounting to €2.4 million.

Building products group

In May, the Insulation Group significantly expanded its presence in the European insulation market through the acquisition of 100% of Gefinex, the leading manufacturer of polyethylene insulation in Germany. Gefinex also has a 49% stake in Gefinex Jackon, the joint market leader in the German extruded polystyrene (XPS) market. Vebofoam, CRH's wholly-owned XPS operation in Belgium, has been transferred to Gefinex Jackon as part of the transaction. A loss of €5.1 million arose on disposal of Vebofoam (primarily goodwill previously written-off against reserves under Irish GAAP – see also Note 11 of Notes to unaudited Condensed Consolidated Financial Statements – Reconciliations to U.S. GAAP). Insulation activities in the U.K. benefited from lower input costs and from the integration of the Springvale operations (acquired in May 2000) with the Group's existing expanded polystyrene insulation company. In Ireland and Poland, sales and income for the insulation activities were ahead of 2000.

The Daylight & Ventilation group, which was significantly expanded through the acquisition of the rooflight operations of Yule Catto & Co plc in May 2000, reported a significant increase in sales compared with H1 2000, but similar net income largely as a result of difficulties in the German market.

Despite a marginal increase in sales versus the first six months of 2000, income declined in the Heras Fencing & Security operations reflecting the difficulties in the construction sector in Germany and Poland.

Distribution

The Distribution segment of the Europe – Products & Distribution Division has activities in the Netherlands, France, Poland, Portugal and Switzerland.

	Results for first half 2001		*Change v. first half 2000*			
				Due to:		
% of CRH				*FX rates (1)*	*Acquisitions (2)*	*Other*
11%	Net sales	**€ 483 m**	up € 174 m (+56%)	+€1m	+€167m	+€6m
6%	Income before interest expense (EBIT)	**€ 16 m**	up € 5m (+44%)	-	+€3m	+€2m
	EBIT/sales margin	**3.3%**				

1. The exchange rate movements arise principally on the Polish Zloty, which was on average 12% stronger against the euro in the first half of 2001 compared with the same period in 2000.

2. Includes first-time inclusion of January to June trading for the distribution activities of Jura Group (acquired end-November, 2000).

The distribution group's businesses in the Netherlands, France and Portugal all reported improved results versus the first six months of 2000.

Despite a continuation of intense price competition in the sector, sales and income in the DIY superstore division in the Netherlands advanced on the back of successful promotional campaigns and the first-time inclusion of Dijkbouw Beheer, which was acquired in October 2000. In May 2001, the group acquired KARWEI Gorinchem, the largest store in the KARWEI DIY franchise in the Netherlands.

Whilst sales declined in the group's Dutch merchanting operations as a whole reflecting a fall-off in activity in the residential sector, the extent of the decline was mitigated somewhat by a strong repair, maintenance and improvement market; income increased marginally compared with the corresponding period in 2000. Garfield Aluminium's operations reported reduced sales and income as a result of a softening in residential sector demand and volatility in the price of aluminum.

In France, Matériaux Service and Raboni increased sales and income. The group purchased Buscaglia in May, a specialist infrastructural products distributor operating from three locations in the northeast of Paris.

In Portugal, the Max Mat joint venture in which CRH has a 50% stake, improved its performance with increased sales and income. The group's operations in Poland (GenBud) reported a decline in sales but an increase in income against the background of high interest rates and weak consumer confidence.

At end-November 2000, as part of CRH's acquisition of the Jura Group in Switzerland, Jura's 43-outlet merchanting business joined the distribution group. Sales of €112 million and income before interest expense of €0.6 million for the first six months of 2001 were in line with expectations, with some synergies being realized in the areas of purchasing, logistics and IT exchange.

Forward-Looking Statements

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH is providing the following cautionary statement.

The foregoing discussion contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as "anticipates", "should", "expects", "estimates", "believes" or similar expressions. In particular, statements in the "Outlook" sections above with regard to trends in results of operations, margins, overall market trends are all forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CRH public limited company
(Registrant)

By: ______________________
Finance Director

Dated: March 7, 2002

ITEM 4: CONDENSED CONSOLIDATED FINANCIAL INFORMATION

CRH plc AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30			
	Continuing operations			
		Acquisitions	Total	
	2001	2001	2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(€m, except per share amounts)			
Net sales, including share of joint ventures (Note 2)	4,396.2	100.0	4,496.2	3,645.7
Less: share of joint ventures	(75.8)	(2.3)	(78.1)	(89.0)
Net sales	4,320.4	97.7	4,418.1	3,556.7
Cost of goods sold	(3,063.6)	(70.2)	(3,133.8)	(2,482.8)
Gross profit	1,256.8	27.5	1,284.3	1,073.9
Distribution and administration expenses	(983.6)	(13.4)	(997.0)	(808.3)
Goodwill amortization	(26.0)	(1.1)	(27.1)	(17.7)
Operating income	247.2	13.0	260.2	247.9
Gain on sale of investments and property, plant & equipment	12.7	-	12.7	5.5
Share of joint ventures' trading income	8.0	-	8.0	7.4
Income before interest expense, including share of joint ventures (Note 2)	267.9	13.0	280.9	260.8
Interest income			33.6	36.4
Interest expense			(127.9)	(116.5)
Share of joint ventures' net interest			(0.7)	(0.5)
Income before taxes and equity minority shareholders' interest			185.9	180.2
Taxes on income			(52.0)	(50.5)
Income before equity minority shareholders' interest			133.9	129.7
Equity minority shareholders' interest			(0.2)	(1.2)
Net income attributable to ordinary shareholders *			133.7	128.5
Per Ordinary Share **				
Net income - basic (Note 3)			27.36c	29.83c
Net income - diluted (Note 3)			27.09c	29.49c
Dividends (Note 4)			6.75c	6.10c
Weighted average number outstanding of €0.32 Ordinary Shares (in millions) (Note 3)			488.6	430.8

----

* A summary of the significant adjustments to net income attributable to ordinary shareholders which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in Note 11.

** Prior year figures restated for the bonus element of the March 2001, 1 for 4 Rights Issue (see Note 6).

The Notes to Condensed Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Six months ended June 30	
	2001	**2000**
	(Unaudited)	(Unaudited)
	(€m)	(€m)
Net income attributable to ordinary shareholders	133.7	128.5
Currency translation effects	239.1	57.0
Total recognized gains and losses for the financial period	372.8	185.5

NOTE OF HISTORICAL COST INCOME AND LOSSES

Historical cost income (after taxation, minority interests and dividends) retained for the financial period does not differ materially from reported income.

The Notes to Condensed Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS	June 30 2001 (Unaudited) (€m)	December 31 2000 (€m)
Current assets		
Cash, short-term deposits and liquid investments	1,307.7	1,361.9
Accounts receivable and prepayments	2,099.8	1,535.7
Inventories (Note 5)	1,093.2	903.0
	4,500.7	3,800.6
Fixed assets		
Investments in joint ventures		
- share of gross assets	167.3	116.3
- share of gross liabilities	(84.4)	(59.3)
- loans to joint ventures	25.4	15.0
Other investments	42.3	32.0
Property, plant and equipment	5,182.3	4,550.9
Intangible fixed assets - goodwill	1,062.4	954.6
Total assets	10,896.0	9,410.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Bank loans and overdrafts	645.8	1,071.5
Accounts payable and accrued liabilities	1,739.6	1,523.6
	2,385.4	2,595.1
Long-term liabilities		
Long-term debt	3,130.4	2,910.2
Deferred acquisition consideration	212.3	213.6
Taxes payable	41.3	41.3
Capital grants deferred	16.5	17.3
Provisions for liabilities and charges	574.3	521.8
Minority shareholders' equity interest	26.3	35.7
	6,386.5	6,335.0
Shareholders' equity *		
Share capital (Note 6)	178.0	142.1
Additional paid-in capital (Note 6)	1,985.9	930.9
Other reserves	9.9	9.9
Accumulated income	2,335.7	1,992.2
	4,509.5	3,075.1
Total liabilities and shareholders' equity	10,896.0	9,410.1

----

* A summary of the significant adjustments to shareholders' equity which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the Republic of Ireland is given in Note 11.

The Notes to Condensed Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital (€m)	Additional paid-in capital (a) (€m)	Other reserves (a) (€m)	Accumulated income (b) (€m)	Total shareholders' equity (€m)
Balance at January 1, 2000	134.3	561.1	9.9	1,496.4	2,201.7
Shares issued	7.5	359.3	-	-	366.8
Share issue expenses	-	(7.4)	-	-	(7.4)
Income attributable to Ordinary Shares	-	-	-	498.3	498.3
Dividends	0.3	17.9	-	(93.4)	(75.2)
Currency translation effects	-	-	-	90.9	90.9
Balance at December 31, 2000	142.1	930.9	9.9	1,992.2	3,075.1
Shares issued	35.6	1,060.8	-	-	1,096.4
Share issue expenses	-	(19.8)	-	-	(19.8)
Income attributable to Ordinary Shares	-	-	-	133.7	133.7
Goodwill written back on sale (c)	-	-	-	5.8	5.8
Dividends (Note 4)	0.3	14.0	-	(35.1)	(20.8)
Currency translation effects	-	-	-	239.1	239.1
Balance at June 30, 2001	178.0	1,985.9	9.9	2,335.7	4,509.5

(a) The Additional paid-in capital and Other reserves are not available for distribution.

(b) The cumulative currency translation gains included in accumulated income at June 30, 2001 were 498.3 million (December 31, 2000: 259.2 million).

(c) In May 2001, as part of the acquisition of the Gefinex insulation business in Germany, the Group transferred its wholly-owned Vebofoam expanded polystyrene business to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake. The loss recognized on this transfer amounted to 5.1 million, including 5.8 million of goodwill previously written-off against reserves.

The Notes to Condensed Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30	
	2001	2000
	(Unaudited)	(Unaudited)
	(€m)	(€m)
Net cash inflow from operating activities (Note 7)	146.6	109.5
Dividends received from joint ventures	1.6	1.2
Returns on investments and servicing of finance		
Interest received	33.2	25.4
Interest paid	(140.6)	(98.2)
Finance lease interest paid	(0.1)	(0.2)
	(107.5)	(73.0)
Taxation		
Irish corporation tax paid	(14.4)	(11.3)
Overseas tax paid	1.4	(37.8)
	(13.0)	(49.1)
Capital expenditure		
Purchase of property, plant and equipment	(246.8)	(222.0)
Less capital grants received	0.1	-
Less new finance leases	0.4	-
	(246.3)	(222.0)
Proceeds from sale of investments and property, plant and equipment	43.6	13.8
	(202.7)	(208.2)
Acquisitions and disposals of subsidiary undertakings and joint ventures		
Acquisition of subsidiary undertakings	(407.6)	(875.9)
Disposal of subsidiary undertaking	8.1	-
Deferred acquisition consideration	(32.3)	(19.0)
Advances repaid and investment in joint ventures	(16.5)	(5.4)
	(448.3)	(900.3)
Dividends paid	(53.7)	(41.2)
Cash outflow before use of liquid resources and financing	(677.0)	(1,161.1)
Cash inflow from management of liquid resources	72.7	116.7
Financing		
Issue of shares	1,096.4	7.9
(Decrease)/increase in term debt	(556.3)	921.1
Capital element of finance leases repaid	(2.1)	(0.2)
Expenses paid in respect of share issues	(19.8)	(0.1)
Decrease in cash and demand debt for the period	**(86.1)**	**(115.7)**

A summary of the significant differences between the cash flow presented above and that required under generally accepted accounting principles in the United States is given in Note 11.

The Notes to Condensed Consolidated Financial Statements are an integral part of these Statements.

CRH plc AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Six months ended June 30	
	2001 (Unaudited) (€m)	2000 (Unaudited) (€m)
Decrease in cash and demand debt in the period	(86.1)	(115.7)
Cash outflow/(inflow) from movement in term debt	558.4	(920.9)
Cash inflow from management of liquid resources	(72.7)	(116.7)
Change in net debt resulting from cash flows (Note 8)	399.6	(1,153.3)
Loans and finance leases, net of liquid resources, acquired with subsidiary undertakings	(58.7)	(30.7)
New finance leases	(0.4)	-
	340.5	(1,184.0)
Translation difference (Note 8)	(189.2)	(51.7)
Movement in net debt in the period	151.3	(1,235.7)
Net debt at January 1	(2,619.8)	(1,669.3)
Net debt at June 30	(2,468.5)	(2,905.0)

The Notes to Condensed Consolidated Financial Statements are an integral part of these Statements.

NOTE 1 - BASIS OF PREPARATION

The accounting policies used in the preparation of these Condensed Consolidated Financial Statements for the six months ended June 30, 2001 and 2000, which are unaudited, are the same as those used in the Consolidated Financial Statements for the year ended December 31, 2000 included in CRH's Annual Report on Form 20-F/A for the year ended December 31, 2000. The audited balance sheet at December 31, 2000 is derived from those financial statements, but does not include all of the information and footnotes required for complete financial statements. The tax charge for the six months ended June 30, 2001 is based on the estimated annual effective rate. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 are not indicative of the results that may be expected for the year ending December 31, 2001.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at the average rates, and on restatement of the opening net assets at closing rates, are dealt with in accumulated income, net of differences on related currency borrowings. All other translation differences are included in arriving at operating income. Rates used for translation of results and balance sheets into euro:

	Average for six months to June 30		As at June 30	As at December 31
euro 1 =	2001	2000	2001	2000
U.S. Dollar	0.8983	0.9605	0.8480	0.9305
Pound Sterling	0.6237	0.6124	0.6031	0.6241
Polish Zloty	3.6321	4.0732	3.3696	3.8498
Swiss Franc	1.5308	n/a	1.5228	1.5232

CRH plc AND SUBSIDIARY COMPANIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BUSINESS AND GEOGRAPHICAL ANALYSIS

For Irish GAAP reporting purposes, the Group's activities fall into two business segments: Building Materials and Merchanting & "Do-It-Yourself" ("DIY"). The Building Materials segment includes those Group companies engaged in the production of cement, readymixed concrete, aggregates, concrete products and a variety of construction-related products and services. This segment accounted for 80.6% of net sales and 92.8% of Group income before interest expense in the first six months of 2001. The other business segment, Merchanting & DIY, comprises those Group companies engaged in the marketing and sale of builders' supplies to the construction industry and of materials for the DIY market. See Note 11 for segmental analysis required by SFAS 131 under US GAAP.

GEOGRAPHICAL ANALYSIS BY DESTINATION:

	Six months ended June 30	
	2001	2000
	(Unaudited)	(Unaudited)
Net sales	(€m)	(€m)
Republic of Ireland	338.2	305.4
Britain & Northern Ireland	335.4	354.1
Mainland Europe	1,242.4	926.2
The Americas - primarily United States	2,580.2	2,060.0
	4,496.2	3,645.7
Less: share of joint ventures' net sales	(78.1)	(89.0)
	4,418.1	3,556.7
Income before interest expense, including share of joint ventures		
Republic of Ireland	80.1	58.9
Britain & Northern Ireland	32.0	32.8
Mainland Europe	59.2	71.3
The Americas - primarily United States	109.6	97.8
	280.9	260.8

GEOGRAPHICAL ANALYSIS BY ORIGIN:

	Six months ended June 30	
	2001	2000
	(Unaudited)	(Unaudited)
Net sales	(€m)	(€m)
Republic of Ireland	355.8	320.8
Britain & Northern Ireland	327.3	346.7
Mainland Europe	1,233.6	918.0
The Americas - primarily United States	2,579.5	2,060.2
	4,496.2	3,645.7
Less: share of joint ventures' net sales	(78.1)	(89.0)
	4,418.1	3,556.7
Income before interest expense, including share of joint ventures		
Republic of Ireland	82.6	62.4
Britain & Northern Ireland	29.2	29.9
Mainland Europe	59.5	70.7
The Americas - primarily United States	109.6	97.8
	280.9	260.8

NOTE 2 - BUSINESS AND GEOGRAPHICAL ANALYSIS (Continued)

	Long -lived assets (a)		*Identifiable assets (a)*	
	June 30 2001	**December 31 2000**	**June 30 2001**	**December 31 2000**
	(Unaudited)		(Unaudited)	
	(€m)	(€m)	(€m)	(€m)
Republic of Ireland	333.9	329.9	616.4	601.9
Britain & Northern Ireland	521.8	511.1	1,698.3	1,602.1
Mainland Europe	1,554.6	1,476.9	2,736.0	2,526.8
The Americas - primarily United States	3,834.4	3,187.6	5,845.3	4,679.3
	6,244.7	5,505.5	10,896.0	9,410.1
Net assets (a)				
Republic of Ireland			335.4	316.2
Britain & Northern Ireland			579.1	518.2
Mainland Europe			2,009.6	1,793.1
The Americas - primarily United States			4,416.7	3,462.0
			7,340.8	6,089.5
Trade and other investments			42.3	32.0
Unallocated liabilities (b)			(34.2)	(66.7)
			7,348.9	6,054.8
Reconciliation of total net assets:				
Identifiable assets			10,896.0	9,410.1
Less cash, short-term deposits and liquid resources			(1,307.7)	(1,361.9)
Less accounts payable and accrued liabilities, deferred acquisition consideration due after more than one year and provisions for liabilities and charges (excluding deferred tax)			(2,239.4)	(1,993.4)
			7,348.9	6,054.8

The footnotes (a) and (b) appear on page 27

NOTE 2 - BUSINESS AND GEOGRAPHICAL ANALYSIS (Continued)

ANALYSIS BY CLASS OF BUSINESS: (c)

	Six months ended June 30	
	2001 (Unaudited)	2000 (Unaudited)
Net sales (d)	(€m)	(€m)
Building Materials	3,623.2	2,994.6
Merchanting & DIY	873.0	651.1
	4,496.2	3,645.7
Less: share of joint ventures' net sales	(78.1)	(89.0)
	4,418.1	3,556.7
Income before interest expense, including share of joint ventures		
Building Materials	260.6	245.6
Merchanting & DIY	20.3	15.2
	280.9	260.8
Depreciation and amortization		
Building Materials	223.9	163.7
Merchanting & DIY	12.5	8.9
	236.4	172.6
Capital expenditure		
Building Materials	234.5	208.0
Merchanting & DIY	12.3	14.0
	246.8	222.0

	June 30 2001 (Unaudited)	December 31 2000
Identifiable assets	(€m)	(€m)
Building Materials	8,826.6	7,387.5
Merchanting & DIY	761.7	660.7
	9,588.3	8,048.2
Group (e)	1,307.7	1,361.9
	10,896.0	9,410.1
Net assets		
Building Materials	6,836.9	5,665.2
Merchanting & DIY	503.9	424.3
	7,340.8	6,089.5
Investments	42.3	32.0
Unallocated liabilities (b)	(34.2)	(66.7)
	7,348.9	6,054.8

The footnotes (b), (c), (d) and (e) appear on page 27

NOTE 2 - BUSINESS AND GEOGRAPHICAL ANALYSIS (Continued)

(a) Long-lived assets, identifiable assets and net assets are analyzed by reference to the geographical area in which the assets are located.

(b) Unallocated liabilities comprise dividends payable €34.2 million (December 31, 2000 : €66.7 million).

(c) For Irish GAAP reporting purposes, the Group's activities fall into two segments, the Building Materials segment, which is engaged in the production of construction related products and services, and the Merchanting & DIY segment, which is engaged in the marketing and sale of builders' supplies to the construction industry and of materials for the DIY market.

(d) Intersegment sales are not significant.

(e) Primarily cash.

Impact of first half 2001 acquisitions on segmental reporting

The principal acquisitions during the six months to June 30, 2001 were:

Britain and Northern Ireland: Kevington Building Products.

Mainland Europe: *Materials:* PRD Budostal in Poland. *Products & Distribution:* La Societe Beton Moule Industriel, Buscaglia and the buyout of Prefaest in France, Karwei Gorinchem in the Netherlands and Gefinex in Germany.

The Americas: *Materials:* Mount Hope Rock Products in New Jersey, Fuller Sand and Gravel in Vermont, Klett Construction in Michigan, Tri-County Limestone and Hardin Quarry in Ohio, Foss Lewis and Sons Construction, selected assets of US Aggregates and the aggregates and readymixed concrete operations of Hanson America, all of which are based in Salt Lake City, Utah, and Wenatchee Sand & Gravel and Central Washington Concrete in north central Washington. *Products & Distribution:* New Basis in Georgia and AFCO in Long Island, New York, Blue Circle Masonry Canada, Decor Precast and the buyout of Groupe Permacon in Canada, Big M of Culpeper in Virginia, Best Block South in Florida and selected assets of three block plants of Unicon Concrete in the Carolinas.

The impact of these acquisitions is summarised below:	Net sales (€m)	Income before interest expense (€m)	Net assets at June 30, 2001 (€m)
Britain & Northern Ireland	0.8	-	0.2
Mainland Europe	18.3	1.5	80.1
The Americas	80.9	11.5	391.6
Total acquisitions including share of joint ventures	100.0	13.0	471.9

Analysis by class of business: €97.2 million of the net sales and €12.9 million of income before interest expense relating to 2001 acquisitions is classified under the building materials segment.

NOTE 3 - NET INCOME PER ORDINARY SHARE

	June 30 2001 (Unaudited)	June 30 2000 (Unaudited)
Numerator:		
For basic and diluted earnings per share		
Net income attributable to ordinary shareholders (€ millions)	133.7	128.5
Denominator:		
For basic earnings per share		
Weighted average number of shares in issue for the period (millions)	488.6	430.8
Effect of dilutive potential Ordinary Shares (employee share options)	5.0	4.9
Denominator for diluted earnings per share	493.6	435.7
Basic net income per Ordinary Share	27.36c	29.83c
Diluted net income per Ordinary Share	27.09c	29.49c

* Prior year per share amounts have been restated for the bonus element of the March 2001, 1 for 4 Rights Issue.

NOTE 4 - DIVIDENDS

	June 30 2001 (Unaudited) (€m)	June 30 2000 (Unaudited) (€m)
Proposed		
Interim - 6.75c (2000: 6.10c*)	35.1	26.5

* Prior year amount has been restated for the bonus element of the March 2001, 1 for 4 Rights Issue.

An ordinary shareholder may elect to receive dividends on all holdings of Income Shares instead of on all holdings of Ordinary Shares by serving a notice in accordance with Article 132(b)(i) of the Company's Articles of Association. The net dividend is the same on both shares, but prior to April 6, 1999 the tax credits varied. No tax credits attach to dividends paid after April 6, 1999.

In accordance with the scrip dividend scheme, shares to the value of €14.3 million (2000: €14.7 million) were issued in lieu of dividends. This amount has been added to shareholders' funds.

NOTE 5 - INVENTORIES

	June 30 2001 (Unaudited) (€m)	December 31 2000 (€m)
Raw materials	252.4	236.4
Work-in-progress	141.1	74.5
Finished goods	699.7	592.1
	1,093.2	903.0

NOTE 6 - CHANGES IN CAPITAL STRUCTURE

In March 2001, CRH raised approximately €1.1 billion, net of expenses, by the issue of 103,622,311 Rights Shares at a price of €10.50 per share. The issue was made by way of a Rights Issue to qualifying shareholders on the basis of one rights share for every four existing ordinary shares held at the close of business on March 2, 2001. The Rights Issue was fully underwritten by UBS Warburg and Davy Stockbrokers.

While the Group's cash flow is capable of financing a reasonable level of ongoing acquisition activity, CRH believed that an equity input by way of a rights issue was desirable to back the extensive resources committed to development and to ensure that the Group was not constrained in its plans to take full advantage of acquisition opportunities as they arise in its various geographic, product and sectoral markets.

NOTE 7 - RECONCILIATION OF OPERATING INCOME TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Six months ended June 30	
	2001 (Unaudited) (€m)	2000 (Unaudited) (€m)
Operating income	260.2	247.9
Depreciation charge	209.3	154.9
Capital grants released	(0.9)	(0.8)
Goodwill amortization	27.1	17.7
Net movement on provisions during the year	15.3	8.1
Working capital movements:		
- Increase in inventories	(91.7)	(120.3)
- Increase in accounts receivable and prepayments	(357.2)	(266.7)
- Increase in accounts payable and accrued liabilities	84.5	68.7
Net cash flow from operating activities	146.6	109.5

CRH plc AND SUBSIDIARY COMPANIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - ANALYSIS OF NET DEBT

	January 1, 2001	Cash flow (Unaudited)	Acquisitions (Unaudited)	Non-cash changes (Unaudited)	Exchange movement (Unaudited)	June 30, 2001 (Unaudited)
	(€m)	(€m)	(€m)	(€m)	(€m)	(€m)
Cash	240.0	(19.6)	-	-	13.7	234.1
Short-term deposits/liquid resources	1,121.9	(72.7)	-	-	24.4	1,073.6
Bank overdrafts and demand loans	(132.7)	(66.5)	-	-	(12.3)	(211.5)
Total liquid resources/demand debt	1,229.2	(158.8)	-	-	25.8	1,096.2
Loans repayable within one year	(932.4)	796.5	(18.3)	(237.4)	(42.7)	(434.3)
Loans repayable after one year	(2,897.8)	(240.2)	(31.9)	237.4	(170.9)	(3,103.4)
Finance leases	(18.8)	2.1	(8.5)	(0.4)	(1.4)	(27.0)
Total term finance	(3,849.0)	558.4	(58.7)	(0.4)	(215.0)	(3,564.7)
Net debt	(2,619.8)	399.6	(58.7)	(0.4)	(189.2)	(2,468.5)

NOTE 9 - SFAS 133

In June 1998, the U.S. Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires that (for U.S. GAAP purposes only) all derivatives be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The adoption of Statement No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of 16.9mbeing recognized in U.S. GAAP as a charge against income and income of 24.8m being recognized in other comprehensive income.

Fair Value Hedges

CRH uses financial instruments designated as fair value hedges to manage certain of the Group's exposure to interest and exchange rate risk. CRH is subject to market risk from exposures to changes in interest and exchange rates due to its financing, investing and cash management activities. Interest rate swap agreements are used to hedge CRH's exposure associated with its fixed rate debt and cross-currency swap agreements are used to manage the Group's exposure to exchange rate risk. During the six months to June 30, 2001, none of the interest rate and cross-currency swap agreements which are designated as fair value hedges had any ineffectiveness and no fair value hedges were derecognized.

Net Investment Hedges

CRH uses cross-currency swap agreements designated as net investment hedges to manage the Group's exposure to exchange rate risk. CRH is subject to market risk from exposures to changes in exchange rates due to borrowing and investing in a variety of currencies. A gain of 71.0marose on net investment hedges in the six months to June 30, 2001 which has been included in the U.S. GAAP foreign currency translation adjustment (69.0mof which is recognized in the Irish GAAP foreign currency translation adjustment).

Other Derivative Instruments

Interest rate and cross-currency swap agreements not designated as hedging instruments under SFAS No. 133 are also used to manage the Group's mix of fixed and floating rate debt by currency to ensure that the Group's debt funding sources match the currency of the Group's operations. Unrealized profits on such instruments during the six months to June 30, 2001 totaled €35.1m which has been recognized in U.S. GAAP earnings.

In addition, the Group uses financial contracts based on energy price indices to manage costs in some of its operations. Unrealized losses arising on these contracts during the six months to June 30, 2001 totalled €13.6m which has been recognized in U.S. GAAP earnings.

NOTE 10 - COMPANIES (AMENDMENT) ACT, 1986

These unaudited Condensed Consolidated Financial Statements do not comprise full group accounts within the meaning of the Companies (Amendment) Act, 1986 of the Republic of Ireland, insofar as such accounts have to comply strictly as to form and content with the provisions of that Act. Full group accounts for the year ended December 31, 2000, on which the auditors have given an unqualified audit report, have been prepared and have been filed in the Companies Registration Office in Ireland.

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP

The unaudited Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which are consistent with U.K. GAAP, but differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). These differences relate principally to the following items and the necessary adjustments are shown in the table on page 34.

(i) Stock based employee compensation expense

Under the terms of the Group's Employee Share Option Schemes, as described on page F-42 to the annual consolidated financial statements contained in the Group's Annual Report on Form 20-F/A for the year ended December 31, 2000, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the Share Option Schemes are variable plans within the meaning of the U.S. Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under Irish GAAP, such employee options do not currently result in charges against income.

U.S. GAAP, as set forth in SFAS 123 "Accounting for Stock-Based Compensation", encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognized based on the fair value of share options granted.

The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date achievement of the EPS growth targets is deemed probable, if later, to the "date of measurement" based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The "date of measurement" is the first date on which the relevant EPS growth targets have been achieved.

(ii) Goodwill

With effect for accounting periods ended on or after December 23, 1998, Irish GAAP requires goodwill to be capitalized and amortized periodically against income. This is consistent with U.S. GAAP. As permitted by Irish GAAP, all goodwill written-off prior to financial year 1998 against equity reserves under the Group's former accounting policy remains eliminated against those reserves and has not been reinstated in the Group balance sheet. This is not permitted under U.S. GAAP, and accordingly an adjustment is required under U.S. GAAP to capitalize and amortize periodically through the income statement all goodwill eliminated against shareholders' equity. For the purposes of this reconciliation, a useful life of 40 years has been adopted for goodwill arising prior to 1998. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, the Company's carrying value of the goodwill will be reduced.

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

(iii) Loss on transfer of Vebofoam nv

The 5.1m loss recognized under Irish GAAP on transfer of the Group's wholly owned subsidiary Vebofoam nv to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake as part of the deal in May 2001 to acquire Gefinex in Germany (see Note (c) on page 20), was arrived at after taking into account goodwill of 5.8m previously written-off against Group accumulated income. Under US GAAP, this loss was further adjusted by the cumulative amount amortized to income in respect of Vebofoam goodwill.

(iv) Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under U.S. GAAP and, accordingly, adjustments to net income and shareholders' equity are required to eliminate the effect of such restatements.

(v) Capital grants deferred

Under Irish GAAP, capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the income statement annually over the useful economic life of the asset to which it relates. Under U.S. GAAP, this deferred credit would be netted against the gross cost of the relevant tangible fixed asset and the depreciation expense would be reduced accordingly. There is therefore no difference with respect to net income and shareholders' equity arising from the differing presentation of capital grants under Irish and U.S. GAAP.

(vi) Pensions

Under Irish GAAP, pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised. U.S. GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates.

(vii) Debt issue expenses

Under Irish GAAP, costs relating to the issue of debt securities are written off in the income statement in the period in which costs are incurred. U.S. GAAP require such expenses to be amortized to income over the life of the debt.

(viii) Dividends

Under Irish GAAP, dividends declared after the end of an accounting period are deducted in arriving at accumulated income at the end of that period. Under U.S. GAAP, dividends are charged in the period in which the dividends are declared.

(ix) Deferred taxation

The adjustments to net income under U.S. GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page 34. While Irish GAAP, and the Group's accounting policy for deferred taxation, allow for deferred tax to be provided on material temporary differences to the extent that the tax is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109.

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

(x) Other investments

Under Irish GAAP, investments listed on a recognised stock exchange are shown at cost. U.S. GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognized in accumulated other comprehensive income, a component of shareholders' equity, where the securities are considered to be available for sale.

(xi) SFAS 133

As discussed in Note 9 above, the adoption of Statement No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of 16.9mbeing recognized in U.S. GAAP as a charge against income and income of 24.8mbeing recognized in other comprehensive income. In addition, income of 21.5mand a charge to other comprehensive income of 33.2m were recognized under U.S. GAAP during the period to June 30, 2001.

Future developments - U.S. GAAP

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Goodwill arising on acquisitions completed after June 30, 2001 will not be amortized for U.S. GAAP purposes in the financial statements for the year ended December 31, 2001.

The Group will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income in 2002 of 67.5 million (13.81c per share). During 2002, the Group will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Group.

Also in June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The standard, which is effective for fiscal years beginning after June 15, 2002, requires that the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value over each reporting period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the obligation is either settled for its recorded amount or a gain or loss is realized on settlement. We are evaluating the impact of this standard and have not yet determined the effect of adoption on our financial position and results of operations.

In addition, in August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 and APB Opinion No. 30. The standard is effective for fiscal years beginning after December 15, 2001. We are evaluating the impact of this standard and have not yet determined the effect of adoption on our financial position and results of operations.

The above Statements will only impact the U.S. GAAP information provided as the financial statements are prepared under Irish GAAP.

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

RECONCILIATIONS TO U.S. GAAP

Effect on net income:	Six months ended June 30 2001	2000
	(Unaudited)	(Unaudited)
	(€ million, except per share amounts)	
Net income attributable to ordinary shareholders as reported *in the Consolidated Statements of Income*	**133.7**	**128.5**
U.S. GAAP adjustments:		
Cumulative adjustment on adoption of SFAS 133	(16.9)	-
Gains on derivative instruments	21.5	-
Stock based employee compensation	(13.0)	2.3
Goodwill amortization	(5.6)	(5.4)
Elimination of goodwill on disposal of Vebofoam nv	0.8	-
Adjustments due to elimination of revaluation surplus		
- Depreciation	0.2	0.2
Pensions	10.6	13.2
Amortization of issue expenses	(0.2)	(0.1)
Deferred taxation - due to temporary differences	(1.0)	(2.0)
Net income attributable to ordinary shareholders under U.S. GAAP	**130.1**	**136.7**
Net income per Ordinary Share under U.S. GAAP	26.63c	31.73c
Diluted net income per Ordinary Share under U.S. GAAP	26.36c	31.37c

Income amounting to 147.0million relates to income from continuing operations. On adoption of SFAS 133, a cumulative adjustment of 16.9million has been recognised in U.S. GAAP as a charge against income. The effect of this cumulative adjustment on net income and diluted net income per ordinary share under U.S. GAAP is a reduction of 3.5c and 3.4c respectively.

Cumulative effect on shareholders' equity :

	June 30 2001	December 31 2000
	(Unaudited)	
	(€m)	(€m)
Shareholders' equity as reported in the Consolidated Balance Sheets	**4,509.5**	**3,075.1**
U.S. GAAP adjustments:		
Derivative instruments - fair value adjustments	(3.8)	-
Goodwill	367.3	355.8
Elimination of revaluation surplus	(30.8)	(30.8)
Deferred taxation - due to temporary differences	(34.2)	(31.5)
Pensions	133.0	121.9
Issue expenses prepaid	3.0	2.9
Proposed dividends	34.2	66.7
Other investments	7.2	5.8
Shareholders' equity under U.S. GAAP	**4,985.4**	**3,565.9**

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

DILUTED NET INCOME PER ORDINARY SHARE

The number of shares for 2000 has been adjusted for the bonus element of the March 2001 Rights Issue. In accordance with U.S. GAAP, an amount of €874 million, equal to the fair market value of the bonus element of the rights issue shares, would be charged to accumulated income and credited to additional paid-in capital (with no net effect on shareholders' equity).

For the purposes of the reconciliation, SFAS 128 has been adopted. Basic net income per ordinary share is computed under the same method as Irish GAAP and excludes the dilutive effect of stock options. SFAS 128 requires the disclosure of diluted net income per share as set out below, which is also calculated in accordance with Irish GAAP.

	Six months ended June 30	
	2001	2000
	(Unaudited)	(Unaudited)
	(€ million, except per share amounts)	
Net income attributable to ordinary shareholders under U.S. GAAP	130.1	136.7
Average number outstanding of €0.32 Ordinary Shares (in millions)	488.6	430.8
Effect of dilutive securities - share options	5.0	4.9
	493.6	435.7
Net income per Ordinary Share under U.S. GAAP	26.63c	31.73c
Diluted net income per Ordinary Share under U.S. GAAP	26.36c	31.37c

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS 95 "Statement of Cash Flows". This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash. Under U.S. GAAP, cash and cash equivalents include short term investments with a maturity of three months or less at the date of acquisition. Under Irish GAAP, movements in short term investments are classified as management of liquid resources which includes bank overdrafts. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure, acquisitions and disposals of subsidiary undertakings and joint ventures, equity dividends paid, management of liquid resources and financing. U.S. GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under U.S. GAAP. The payment of dividends would be included as a financing activity under U.S. GAAP.

The categories of cash flow activity under U.S. GAAP can be summarized as follows:

	Six months ended June 30	
	2001	2000
	(Unaudited)	(Unaudited)
	(€m)	(€m)
Cash inflow/(outflow) from operating activities	26.1	(12.6)
Cash outflow on investing activities	(710.1)	(1,139.2)
Cash inflow from financing activities	578.3	1,394.6
Effect of foreign exchange rates on cash balances	(189.2)	(51.7)
	(294.9)	191.1
Cash and cash equivalents at beginning of year	1,216.5	567.3
Cash and cash equivalents at end of year	921.6	758.4

ANALYSIS OF GOODWILL UNDER U.S. GAAP

	June 30 2001	December 31 2000
	(Unaudited)	
	(€m)	(€m)
Gross goodwill	1,627.6	1,467.1
Accumulated amortization	(199.1)	(156.7)
Net goodwill	1,428.5	1,310.4

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

SEGMENTAL ANALYSIS - INFORMATION REQUIRED BY SFAS 131

Note 2 of Notes to Condensed Consolidated Financial Statements has been prepared under Irish GAAP based on a geographical analysis by destination, by origin and by class of business as distinct from a segmental analysis governed by the way in which management makes decisions about the business. SFAS 131 defines operating segments as components of the enterprise whose operating results are regularly reviewed by the enterprise's Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance. The geographic information required under SFAS 131 is presented in Note 2 of Notes to Condensed Consolidated Financial Statements.

CRH is organized into four strategic divisions: Europe - Materials, Europe - Products & Distribution, The Americas - Products & Distribution and The Americas - Materials. Each of these divisions has a director who reports directly to the Chief Executive. The Chief Executive has been identified as the Chief Operating Decision Maker as defined by SFAS 131.

These four divisions are comprised of a total of seven reportable segments within the meaning of SFAS 131 as set out below:

Division	**Reportable Segment**
Europe - Materials	Republic of Ireland
	Other
Europe - Products & Distribution	Products
	Distribution
The Americas - Products & Distribution	Products
	Distribution
The Americas - Materials	Materials

The Chief Executive, together with the Board of Directors, evaluates performance and allocates resources based on regular reviews of the operating results of the seven reportable segments described above. The seven reportable segments are financed by different proportions of interest-bearing debt and equity. The interest incurred by individual segments is therefore a function of the Group's overall financial policy rather than the financial performance of those segments. Consequently, comparisons of income between segments or between different years for the same segment are not meaningful if interest is included in arriving at the result, and segment results are disclosed before taking account of interest. Taxes on income are not allocated to reportable segments for the purposes of the Chief Executive's and Board review. The accounting policies of these segments are the same as those described in the summary of significant accounting policies. Intersegment sales are not material.

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

SEGMENTAL ANALYSIS - INFORMATION REQUIRED BY SFAS 131 *(Continued)*

Product line revenues are not provided because it is impracticable to do so.

ANALYSIS BY OPERATING SEGMENT :

		Six months ended June 30 2001 (Unaudited) (€m)	Six months ended June 30 2000 (Unaudited) (€m)
Net sales (a)			
Europe - Materials	*Republic of Ireland*	320.4	293.0
	Other	527.8	442.3
Europe - Products & Distribution	*Products*	585.1	541.8
	Distribution	482.7	308.6
The Americas - Materials		1,032.0	844.2
The Americas - Products & Distribution	*Products*	1,157.9	873.3
	Distribution	390.3	342.5
		4,496.2	3,645.7
Less: share of joint ventures' net sales		(78.1)	(89.0)
		4,418.1	3,556.7

(a) Intersegment sales are not significant

		2001	2000
Income before interest expense, including share of joint ventures			
Europe - Materials	*Republic of Ireland*	77.7	57.3
	Other	44.5	44.3
Europe - Products & Distribution	*Products*	33.0	50.3
	Distribution	16.1	11.2
The Americas - Materials		(15.4)	(19.1)
The Americas - Products & Distribution	*Products*	120.8	112.8
	Distribution	4.2	4.0
		280.9	260.8

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

All in € millions	Common Equity Par Value	Additional Paid in Value	Preferred Shares	Other Reserves	Accumulated Income	Deferred Stock Compensation	Accumulated other Comprehensive Income	Total
Balance at January 1, 2000	133.1	658.3	1.2	9.9	1,676.9	(27.6)	201.8	2,653.6
Shares issued	7.5	359.3	-	-	-	-	-	366.8
Share issue expenses	-	(7.4)	-	-	-	-	-	(7.4)
Deferred stock compensation on issue of options	-	(9.6)	-	-	-	9.6	-	-
Amortization of deferred stock compensation	-	-	-	-	-	6.2	-	6.2
Dividends	0.3	17.9	-	-	(81.8)	-	-	(63.6)
Comprehensive income:								
Net income	-	-	-	-	503.7	-	-	503.7
Currency translation adjustment	-	-	-	-	-	-	107.0	107.0
Unrealized loss on investment	-	-	-	-	-	-	(0.4)	(0.4)
Total comprehensive income								610.3
Balance at December 31, 2000	140.9	1,018.5	1.2	9.9	2,098.8	(11.8)	308.4	3,565.9
Shares issued	35.6	1,060.8	-	-	-	-	-	1,096.4
Share issue expenses	-	(19.8)	-	-	-	-	-	(19.8)
Bonus element of Rights Issue	-	874.0	-	-	(874.0)	-	-	-
Deferred stock compensation on issue of options	-	26.3	-	-	-	(26.3)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	13.0	-	13.0
Dividends	0.3	14.0	-	-	(67.6)	-	-	(53.3)
Comprehensive income:								
Net income	-	-	-	-	130.1	-	-	130.1
Cumulative adjustment on adoption of SFAS 133	-	-	-	-	-	-	24.8	24.8
Derivative instruments – fair value	-	-	-	-	-	-	(33.2)	(33.2)
Currency translation adjustment	-	-	-	-	-	-	260.6	260.6
Unrealized gain on investment	-	-	-	-	-	-	0.9	0.9
Total comprehensive income								383.2
Balance at June 30, 2001	**176.8**	**2,973.8**	**1.2**	**9.9**	**1,287.3**	**(25.1)**	**561.5**	**4,985.4**

NOTE 11 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH GAAP AND U.S. GAAP (Continued)

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income under U.S. GAAP is as follows:	Six months ended June 30	
	2001	2000
	(Unaudited)	(Unaudited)
	(€m)	(€m)
Net income in accordance with U.S. GAAP	130.1	136.7
Other comprehensive income:		
Cumulative adjustment on adoption of SFAS 133	24.8	-
Derivative instruments - fair value	(33.2)	-
Foreign currency translation adjustment	260.6	65.9
Unrealized gains on securities	0.9	0.2
	253.1	66.1
Comprehensive income	383.2	202.8

	June 30 2001	December 31 2000
	(Unaudited)	
	(€m)	(€m)
Accumulated foreign currency translation	565.4	304.8
Accumulated fair value adjustments to derivative instruments	(8.4)	-
Valuation of available for sale securities	4.5	3.6
	561.5	308.4

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION

The following consolidating information presents condensed balance sheets as at June 30, 2001 and December 31, 2000 and condensed statements of income and cash flows for the periods ended June 30, 2001 and 2000 of the Company and CRH America, Inc. ("CRHA"). These statements are prepared in accordance with Irish GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. CRHA is a wholly-owned subsidiary of the Company. The Guarantees of the guarantor are full and unconditional. The significant differences between Irish and U.S. GAAP as they affect the Company are set out below.

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Supplemental Condensed Consolidated Balance Sheets (unaudited)

As at June 30, 2001	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
Current assets	(€m)	(€m)	(€m)	(€m)	(€m)
Cash, short-term deposits and liquid investments	-	0.8	1,306.9	-	1,307.7
Accounts receivable and prepayments	53.7	-	2,099.8	(53.7)	2,099.8
Inventories	-	-	1,093.2	-	1,093.2
	53.7	0.8	4,499.9	(53.7)	4,500.7
Fixed assets					
Investments in subsidiaries	3,058.8	307.8	-	(3,366.6)	-
Investments in joint ventures	108.3	-	108.3	(108.3)	108.3
Advances to subsidiaries	1,370.6	3,742.0	1,784.9	(6,897.5)	-
Other investments	-	-	42.3	-	42.3
Property, plant and equipment	-	-	5,182.3	-	5,182.3
Intangible assets - goodwill	-	-	1,062.4	-	1,062.4
Total assets	4,591.4	4,050.6	12,680.1	(10,426.1)	10,896.0
Current liabilities					
Bank loans and overdrafts	0.4	185.7	459.7	-	645.8
Accounts payable and accrued liabilities	42.8	54.8	1,695.7	(53.7)	1,739.6
	43.2	240.5	2,155.4	(53.7)	2,385.4
Long-term liabilities					
Long-term debt	-	1,786.6	1,343.8	-	3,130.4
Deferred acquisition consideration	-	-	212.3	-	212.3
Advances from subsidiaries	-	1,784.9	5,112.6	(6,897.5)	-
Taxes payable	-	-	41.3	-	41.3
Capital grants deferred	-	-	16.5	-	16.5
Provisions for liabilities and charges	-	-	574.3	-	574.3
Minority shareholders' equity interest	-	-	26.3	-	26.3
	43.2	3,812.0	9,482.5	(6,951.2)	6,386.5
Shareholders' equity					
Share capital	178.0	-	-	-	178.0
Additional paid-in capital	1,993.0	59.7	901.3	(968.1)	1,985.9
Other reserves	41.5	-	(31.6)	-	9.9
Accumulated income	2,335.7	178.9	2,327.9	(2,506.8)	2,335.7
	4,548.2	238.6	3,197.6	(3,474.9)	4,509.5
Total liabilities and shareholders' equity	4,591.4	4,050.6	12,680.1	(10,426.1)	10,896.0

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Supplemental Condensed Consolidated Statements of Income (unaudited)

Six months ended June 30, 2001	CRH (€m)	CRHA (€m)	Non Guarantor Subsidiaries (€m)	Eliminate and Reclassify (€m)	CRH and Subsidiaries (€m)
Net sales, including share of joint ventures	-	-	4,496.2	-	4,496.2
Less: share of joint ventures	-	-	(78.1)	-	(78.1)
Net sales	-	-	4,418.1	-	4,418.1
Cost of goods sold	-	-	(3,133.8)		(3,133.8)
Gross profit	-	-	1,284.3	-	1,284.3
Distribution and administration expenses	(0.3)	-	(996.7)	-	(997.0)
Goodwill amortization	-	-	(27.1)	-	(27.1)
Operating income	(0.3)	-	260.5	-	260.2
Gain on sale of investments and property, plant & equipment	-	-	12.7	-	12.7
Share of joint ventures' operating income	8.0	-	8.0	(8.0)	8.0
Share of subsidiaries' operating income	273.2	25.5	-	(298.7)	-
Income before interest expense, including share of joint ventures	280.9	25.5	281.2	(306.7)	280.9
Interest income	-	0.8	32.8	-	33.6
Interest expense	-	-	(127.9)	-	(127.9)
Share of joint ventures' net interest	(0.7)	-	(0.7)	0.7	(0.7)
Share of subsidiaries' net interest	(94.3)	(15.7)	-	110.0	-
Income before taxes and equity minority shareholders' interest	185.9	10.6	185.4	(196.0)	185.9
Taxes on income	(52.0)	(4.2)	(47.8)	52.0	(52.0)
Income before equity minority shareholders' interest	133.9	6.4	137.6	(144.0)	133.9
Equity minority shareholders' interest	(0.2)	-	(0.2)	0.2	(0.2)
Net income attributable to ordinary shareholders	133.7	6.4	137.4	(143.8)	133.7

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Supplemental Condensed Consolidated Statements of Income (unaudited)

Six months ended June 30, 2000	CRH (€m)	CRHA (€m)	Non Guarantor Subsidiaries (€m)	Eliminate and Reclassify (€m)	CRH and Subsidiaries (€m)
Net sales, including share of joint ventures	-	-	3,645.7	-	3,645.7
Less: *share of joint ventures*	-	-	(89.0)	-	(89.0)
Net sales	-	-	3,556.7	-	3,556.7
Cost of goods sold	-	-	(2,482.8)	-	(2,482.8)
Gross profit	-	-	1,073.9	-	1,073.9
Distribution and administration expenses	(0.2)	-	(808.1)	-	(808.3)
Goodwill amortization	-	-	(17.7)	-	(17.7)
Operating income	(0.2)	-	248.1	-	247.9
Gain on sale of investments and property, plant & equipment	-	-	5.5	-	5.5
Share of joint ventures' operating income	7.4	-	7.4	(7.4)	7.4
Share of subsidiaries' operating income	253.6	25.9	-	(279.5)	-
Income before interest expense, including share of joint ventures	260.8	25.9	261.0	(286.9)	260.8
Interest income	-	-	36.4	-	36.4
Interest expense	-	(2.6)	(113.9)	-	(116.5)
Share of joint ventures' net interest	(0.5)	-	(0.5)	0.5	(0.5)
Share of subsidiaries' net interest	(80.1)	(4.0)	-	84.1	-
Income before taxes and equity minority shareholders' interest	180.2	19.3	183.0	(202.3)	180.2
Taxes on income	(50.5)	(7.7)	(42.8)	50.5	(50.5)
Income before equity minority shareholders' interest	129.7	11.6	140.2	(151.8)	129.7
Equity minority shareholders' interest	(1.2)	-	(1.2)	1.2	(1.2)
Net income attributable to ordinary shareholders	128.5	11.6	139.0	(150.6)	128.5

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Supplemental Condensed Consolidated Statements of Cash Flows (unaudited)

Six months ended June 30, 2001	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash inflow from operating activities	14.9	5.2	126.5	-	146.6
Dividends received	12.1	-	1.6	(12.1)	1.6
Returns on investments and servicing of finance					
Interest received	-	0.8	32.4	-	33.2
Interest paid	-	-	(140.6)	-	(140.6)
Finance lease interest paid	-	-	(0.1)	-	(0.1)
	-	0.8	(108.3)	-	(107.5)
Taxation					
Irish corporation tax paid	-	-	(14.4)	-	(14.4)
Overseas tax paid	-	-	1.4	-	1.4
	-	-	(13.0)	-	(13.0)
Capital expenditure					
Purchase of property, plant and equipment	-	-	(246.8)	-	(246.8)
Less capital grants received	-	-	0.1	-	0.1
Less new finance leases	-	-	0.4	-	0.4
	-	-	(246.3)	-	(246.3)
Proceeds from sale of investments and property, plant and equipment	-	-	43.6	-	43.6
	-	-	(202.7)	-	(202.7)
Acquisitions and disposals					
Acquisition/disposal of subsidiary undertakings	-	-	(399.5)	-	(399.5)
Advances (to)/from subsidiary and parent undertakings	(1,081.3)	115.0	966.3	-	-
Deferred acquisition consideration	-	-	(32.3)	-	(32.3)
Investment in and advances to joint ventures	-	-	(16.5)	-	(16.5)
	(1,081.3)	115.0	518.0	-	(448.3)
Dividends paid	(53.3)	-	(12.5)	12.1	(53.7)
Cash (outflow)/inflow before use of liquid resources and financing	(1,107.6)	121.0	309.6	-	(677.0)
Cash inflow from management of liquid resources	30.9	15.4	26.4	-	72.7
Financing					
Issue of shares	1,096.5	-	(0.1)	-	1,096.4
Decrease in term debt	-	-	(556.3)	-	(556.3)
Capital element of finance leases repaid	-	-	(2.1)	-	(2.1)
Expenses paid in respect of share issues	(19.8)	-	-	-	(19.8)
	1076.7	-	(558.5)	-	518.2
Increase/(decrease) in cash and demand debt	-	136.4	(222.5)	-	(86.1)

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Supplemental Condensed Consolidated Statements of Cash Flows (unaudited)

Six months ended June 30, 2000	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Net cash inflow from operating activities	(2.7)	15.9	96.3	-	109.5
Dividends received	14.1	-	1.2	(14.1)	1.2
Returns on investments and servicing of finance					
Interest received	-	-	25.4	-	25.4
Interest paid	-	(2.6)	(95.6)	-	(98.2)
Finance lease interest paid	-	-	(0.2)	-	(0.2)
	-	(2.6)	(70.4)	-	(73.0)
Taxation					
Irish corporation tax paid	(0.4)	-	(10.9)	-	(11.3)
Overseas tax paid	-	-	(37.8)	-	(37.8)
	(0.4)	-	(48.7)	-	(49.1)
Capital expenditure					
Purchase of property, plant and equipment	-	-	(222.0)	-	(222.0)
Proceeds from sale of investments and property, plant and equipment	-	-	13.8	-	13.8
	-	-	(208.2)	-	(208.2)
Acquisitions and disposals					
Acquisition of subsidiary undertakings	-	-	(875.9)	-	(875.9)
Advances from/(to) subsidiary and parent undertakings	0.2	(492.5)	492.3	-	-
Deferred acquisition consideration	-	-	(19.0)	-	(19.0)
Investment in and advances to joint ventures	-	-	(5.4)	-	(5.4)
	0.2	(492.5)	(408.0)	-	(900.3)
Dividends paid	(40.4)	-	(14.9)	14.1	(41.2)
Cash outflow before use of liquid resources and financing	(29.2)	(479.2)	(652.7)	-	(1,161.1)
Cash inflow from management of liquid resources	21.4	35.7	59.6	-	116.7
Financing					
Issue of shares	7.9	-	-	-	7.9
Increase in term debt	-	-	921.1	-	921.1
Capital element of finance leases repaid	-	-	(0.2)	-	(0.2)
Expenses paid in respect of share issues	(0.1)	-	-	-	(0.1)
	7.8	-	920.9	-	928.7
(Decrease)/increase in cash and demand debt	-	(443.5)	327.8	-	(115.7)

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Reconciliations to U.S. GAAP (unaudited)

Six months ended June 30, 2001	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Effect on net income:					
Net income as reported in the Condensed Consolidated Statements of Income	**133.7**	**6.4**	**137.4**	**(143.8)**	**133.7**
U.S. GAAP adjustments:					
Cumulative adjustment on adoption of SFAS 133	(16.9)	-	(16.9)	16.9	(16.9)
Gains on derivative instruments	21.5	-	21.5	(21.5)	21.5
Stock based employee compensation	(13.0)	(0.8)	(12.2)	13.0	(13.0)
Goodwill amortization	(5.6)	-	(5.6)	5.6	(5.6)
Adjustment to profit on disposal of Vebofoam nv	0.8	-	0.8	(0.8)	0.8
Adjustments due to elimination of revaluation surplus					
- Depreciation	0.2	-	0.2	(0.2)	0.2
Pensions	10.6	-	10.6	(10.6)	10.6
Amortization of issue expenses	(0.2)	-	(0.2)	0.2	(0.2)
Deferred taxation - due to temporary differences	(1.0)	-	(1.0)	1.0	(1.0)
Net income attributable to ordinary shareholders under U.S. GAAP	**130.1**	**5.6**	**134.6**	**(140.2)**	**130.1**
Six months ended June 30, 2000					
Net income as reported in the Condensed Consolidated Statements of Income	**128.5**	**11.6**	**139.0**	**(150.6)**	**128.5**
U.S. GAAP adjustments:					
Stock based employee compensation	2.3	0.1	2.2	(2.3)	2.3
Goodwill amortization	(5.4)	-	(5.4)	5.4	(5.4)
Adjustments due to elimination of revaluation surplus					
- Depreciation	0.2	-	0.2	(0.2)	0.2
Pensions	13.2	-	13.2	(13.2)	13.2
Amortization of issue expenses	(0.1)	-	(0.1)	0.1	(0.1)
Deferred taxation - due to temporary differences	(2.0)	-	(2.0)	2.0	(2.0)
Net income attributable to ordinary shareholders under U.S. GAAP	**136.7**	**11.7**	**147.1**	**(158.8)**	**136.7**

NOTE 12 - SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Reconciliations to U.S. GAAP (unaudited)

As at June 30, 2001	CRH	CRHA	Non Guarantor Subsidiaries	Eliminate and Reclassify	CRH and Subsidiaries
	(€m)	(€m)	(€m)	(€m)	(€m)
Shareholders' equity as reported in the Consolidated Balance Sheets	4,548.2	238.6	3,197.6	(3,474.9)	4,509.5
U.S. GAAP adjustments:					
Derivative instruments - fair value adjustments	(3.8)	-	(3.8)	3.8	(3.8)
Goodwill	367.3	-	367.3	(367.3)	367.3
Elimination of revaluation surplus	(30.8)	-	(30.8)	30.8	(30.8)
Deferred taxation - due to temporary differences	(34.2)	-	(34.2)	34.2	(34.2)
Pensions	133.0	-	133.0	(133.0)	133.0
Issue expenses prepaid	3.0	-	3.0	(3.0)	3.0
Proposed dividends	34.2	-	34.2	(34.2)	34.2
Other investments	7.2	-	7.2	(7.2)	7.2
Shareholders' equity under U.S. GAAP	5,024.1	238.6	3,673.5	(3,950.8)	4,985.4
